UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   July 24, 2003

Lithia Motors, Inc.
(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.

360 E. Jackson Street, Medford, Oregon	97501
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code 541-776-6868

(Former name or former address, if changed since last report)   Not applicable

Item 7. Financial Statements and Exhibits

      (a)   Financial statements of business acquired.

              Not applicable.

      (b)   Pro forma financial information.

              Not applicable.

      (c)   Exhibits.

              The following Exhibits are filed as part of this Report.

              Exhibit 99
              Press Release

Item 9. Regulation FD Disclosure

On July 23, 2003, Lithia Motors, Inc. issued a press release, including certain forward looking statements, disclosing earnings for the quarter ended June 30, 2003. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                      LITHIA MOTORS, INC.
                      (Registrant)

Date: July 24, 2003   By: /s/ Kenneth E. Roberts
                               Kenneth E. Roberts
                               Assistant Secretary



LITHIA MOTORS EARNS 46 CENTS PER SHARE; RAISES FULL YEAR ESTIMATES 10% TO $1.65 - $1.75

MEDFORD, Ore., July 23 /PRNewswire-FirstCall/ -- Lithia Motors, Inc. (NYSE: LAD) today announced that net earnings rose 7% to $8.5 million in the second quarter of 2003 compared to $7.9 million in the second quarter of 2002. Earnings per share rose 7% to $0.46 per share versus $0.43 in the same period last year. This exceeds First Call estimates of $0.33 per share by thirteen cents.

Lithia Motors also reported that total revenues for the second quarter increased 14% to $667.5 million from $584.3 million in the second quarter of 2002. New vehicle sales increased 27%, used vehicle sales increased 6%, parts/service sales increased 17%, and finance/insurance sales increased 15%. Lithia's retail used/new ratio for the quarter was 0.8:1. Finance and Insurance income per retail unit increased to $916 per unit compared to $902 in the second quarter of last year.

Second Quarter 2003 Highlights vs. Second Quarter 2002:

Margins:

Total Revenues:	+14%	Gross Margin:	15.9%
Same-Store Retail Sales:	+6%	SG&A as a % of Sales:	12.5%
Earnings Per Share:	+7%	Operating Margin (EBIT):	3.0%

Chairman and Chief Executive Officer, Sidney B. DeBoer, stated, "We continued to be aggressive in all of our markets in the second quarter of the year. New vehicle same-store sales for Lithia increased 13.3% for the quarter and 10.7% for the first six months of the year. New vehicle sales nationally were down 0.6% and 2.3% for the same periods of the year. This demonstrates our ability to continue to take market share and markedly outperform in a declining market. Our new vehicle gross margin increased 40 basis points from the first quarter of the year. The combination of strong new vehicle same-store sales and an improved margin helped drive our results for the quarter."

Jeffrey B. DeBoer, Senior Vice President and CFO added, "In the second quarter, Lithia completed three acquisitions; Lithia Auto Center of Missoula, MT; Lithia Dodge of Broken Arrow, OK and Lithia Dodge of Billings, MT. The stores have combined annualized sales of approximately $100 million. We have ample capital and credit lines to continue with our growth plans."

"In the second quarter we saw margins returning to more normalized levels. Our operating margin of 3.0% is still below historical averages but showed a notable 90 basis point improvement over the first quarter of the year. A substantial part of Sales General and Administrative Expense (SG&A) is the infrastructure we have developed for improving and integrating operations in our newly acquired stores. Operating margins should improve over time as we continue to leverage this infrastructure."

"Finally, our annual guidance for 2003 has been increased 10% to $1.65 -- $1.75 per share, and we are becoming more optimistic about the third quarter of the year, due to recent trends in our business," concluded Jeffrey B. DeBoer.

Lithia Motors will be providing more detailed information on the results for the second quarter of 2003 in its conference call scheduled for 11 a.m. PDT July 24, 2003. The live conference call can be accessed by calling 973-582-2700. To listen to a live webcast or hear a replay, log-on to: **www.lithia.com** -- go to Investor Relations -- and click on the Live Conference Call icon.

Lithia Motors, Inc. is a Fortune 1000 and Russell 2000 Company that sells 24 brands of new vehicles and operates 75 stores and 140 franchises in 12 states in the Western United States and over the Internet through "Lithia.com-America's Car & Truck Store." Lithia also sells used vehicles; arranges finance, warranty, and credit insurance contracts; and provides vehicle parts, maintenance, and repair services at all of its locations. Lithia retailed 91,478 new and used vehicles and had $2.38 billion in total revenue in 2002.

Forward Looking Statements

This press release includes forward looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation economic conditions, acquisition risk factors and others set forth from time to time in the company's filings with the SEC. Specific risks in this press release include growth opportunities, the ability to improve operating margins by increasing our sales, improved earnings for the balance of the year and third quarter results.

Additional Information

For additional information on Lithia Motors, contact: Jeff DeBoer, Senior VP and Chief Financial Officer at 541-776-6868 (E-mail: **invest@lithia.com**) or Dan Retzlaff, Director Investor Relations at 541-776-6819 (dretzlaff@lithia.com) or log-on to: **www.lithia.com** -- go to About Lithia -- Investor Relations

LITHIA MOTORS, INC.
(in thousands except per share and unit data)

Unaudited		Three Months Ended June 30,			Increase (Decrease)	% Increase (Decrease)
		2003		2002		
New Vehicle Sales	$	381,622	$	300,605	$ 81,017	27.0%
Used Vehicle Sales		196,320		185,660	10,660	5.7
Service, Body & Parts Sales		64,361		54,995	9,366	17.0
Finance & Insurance		23,364		20,247	3,117	15.4
Fleet & Other Revenues		1,867		22,811	(20,944)	(91.8)
Total Revenues		**667,534**		**584,318**	**83,216**	**14.2**
Cost of Sales		561,572		491,436	70,136	14.3
Gross Profit		105,962		92,882	13,080	14.1
SG&A Expense		83,550		73,540	10,010	13.6
Depreciation/Amortization		2,438		1,895	543	28.7
Income from Operations		**19,974**		**17,447**	**2,527**	**14.5**
Flooring Interest Expense		(3,839)		(2,882)	(957)	33.2
Other Interest Expense		(1,586)		(1,464)	(122)	8.3
Other Income (Expense), net		(280)		(177)	(103)	58.2
Pre-Tax Profit		**14,269**		**12,924**	**1,345**	**10.4**
Income Tax		5,750		4,989	761	15.3
Income Tax Rate		40.3%		38.6%		
Net Profit	$	**8,519**	$	**7,935**	$ **584**	**7.4%**
Shares Outstanding		18,379		18,454	(75)	(0.4)%
Diluted EPS	$	**0.46**	$	**0.43**	$ 0.03	7.0%
Unit Sales:						
New		14,431		11,861	2,570	21.7%
Used - Retail		11,073		10,580	493	4.7
Used - Wholesale		6,989		6,151	838	13.6
Total Units Sold		32,493		28,592	3,901	13.6
Finance/Insurance per retail unit	$	916	$	902	$ 14	1.6

LITHIA MOTORS, INC.
(in thousands except per share and unit data)

Unaudited		Three Months Ended June 30,		Increase	% Increase
		2003	2002	(Decrease)	(Decrease)
Average Selling Price:					
New	$	26,445 $	25,344 $	1,101	4.3%
Used - Retail		14,694	14,619	75	0.5
Used - Wholesale		4,810	5,039	(229)	(4.5)
Key Financial Data:					
Gross Profit Margin		15.9%	15.9%		
SG&A as a % of Sales		12.5%	12.6%		
Operating Margin		3.0%	3.0%		
Pre-Tax Margin		2.1%	2.2%		
Change in Total Retail					
Same-Store Sales		5.7%	0.2%		

LITHIA MOTORS, INC.
(In Thousands except per share and unit data)

Unaudited		Six Months Ended June 30,			Increase (Decrease)	% Increase (Decrease)
		2003		2002		
New Vehicle Sales	$	705,070	$	568,422 $	136,648	24.0%
Used Vehicle Sales		373,306		368,972	4,334	1.2
Service, Body & Parts Sales		124,112		107,033	17,079	16.0
Finance & Insurance		44,578		38,079	6,499	17.1
Fleet & Other Revenues		3,945		26,210	(22,265)	(84.9)
Total Revenues		**1,251,011**		**1,108,716**	**142,295**	**12.8**
Cost of Sales		1,052,616		932,187	120,429	12.9
Gross Profit		198,395		176,529	21,866	12.4
SG&A Expense		161,612		141,276	20,336	14.4
Depreciation/Amortization		4,725		3,563	1,162	32.6
Income from Operations		**32,058**		**31,690**	**368**	**1.2**
Flooring Interest Expense		(7,541)		(5,219)	(2,322)	44.5
Other Interest Expense		(2,996)		(3,056)	60	(2.0)
Other Income (Expense), net		(452)		(82)	(370)	451.2
Pre-Tax Profit		**21,069**		**23,333**	**(2,264)**	**(9.7)**
Income Tax		8,385		9,007	(622)	(6.9)
Income Tax Rate		39.8%		38.6%		
Net Profit	$	**12,684**	$	**14,326** $	**(1,642)**	**(11.5)%**
Shares Outstanding		18,326		16,927	1,399	8.3%
Diluted EPS	$	**0.69**	$	**0.85** $	**(0.16)**	**(18.8)%**
Unit Sales:						
New		27,052		22,277	4,775	21.4%
Used - Retail		21,079		20,944	135	0.6
Used - Wholesale		13,340		12,257	1,083	8.8
Total Units Sold		61,471		55,478	5,993	10.8
Finance/Insurance per retail unit	$	926	$	881 $	45	5.1

LITHIA MOTORS, INC.
(In Thousands except per share and unit data)

Average Selling Price:

New	$	26,064	$	25,516	$	548	2.1%
Used - Retail		14,584		14,548		36	0.2
Used - Wholesale		4,939		5,245		(306)	(5.8)

Key Financial Data:

Gross Profit Margin	15.9%	15.9%
SG&A as a % of Sales	12.9%	12.7%
Operating Margin	2.6%	2.9%
Pre-Tax Margin	1.7%	2.1%
Change in Total Retail Same-Store Sales	3.0%	0.6%

Balance Sheet Highlights (Dollars in Thousands)
Unaudited

	June 30, 2003		December 31, 2002	
Cash & Cash Equivalents	$	55,010	$	15,932
Trade Receivables (*)		91,443		82,173
Inventory		468,201		445,908
Other Current Assets		13,946		11,765
Total Current Assets		**628,600**		**555,778**
Real Estate, net		128,881		118,696
Equipment & Leases, net		63,455		58,215
Goodwill, net		199,269		185,212
Other Assets		28,629		24,148
Total Assets	**$**	**1,048,834**	**$**	**942,049**
Floorplan Notes Payable	$	409,792	$	364,635
Other Current Liabilities		81,636		64,835
Total Current Liabilities		**491,428**		**429,470**
Used Vehicle Flooring		60,028		63,000
Real Estate Debt		82,961		73,798
Other Long-Term Debt		53,857		30,914
Other Liabilities		26,336		24,874
Total Liabilities	**$**	**714,610**	**$**	**622,056**
Shareholders Equity		334,224		319,993
Total Liabilities & Shareholders' Equity	**$**	**1,048,834**	**$**	**942,049**

(*) Note: Includes contracts-in-transit of $48,284 and $41,493 for 2003 and 2002.

Other Balance Sheet Data (Dollars in Thousands)

Current Ratio		1.3x		1.3x
LT Debt/Total Cap (Excludes Used - Vehicle Flooring)		29%		25%
Working Capital	$	137,172	$	126,308